Exhibit 99.2

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Board and committee changes

07 February 2012

John Varley has been appointed senior independent director of the boards of Rio Tinto plc and Rio Tinto Limited. He will succeed Andrew Gould who, as previously announced, will retire from the boards at the conclusion of the 2012 annual general meetings on 10 May. John Varley, who was appointed to the boards on 1 September 2011, will continue in his role as chairman of the remuneration committee.

Jan du Plessis, chairman of the boards of Rio Tinto, becomes a member of the remuneration committee with immediate effect.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media